SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

Arowana Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G05011 104

(CUSIP Number)

Kevin T. Chin
Arowana Inc.
Level 11, 153 Walker Street
North Sydney, NSW 2060
 Australia

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G05011 104	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Kevin T. Chin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

1,416,138 shares

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER
1,416,138 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,416,138 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No. G05011 104	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

The Panaga Group Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,416,138 shares

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

1,416,138 shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,416,138 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. G05011 104	SCHEDULE 13D	Page 4 of 6 Pages

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D (as amended, this “Schedule 13D”) is filed by Kevin T. Chin and The Panaga Group Trust (“Panaga”) with respect to ownership of ordinary shares, par value $0.0001 (the “Ordinary Shares”) of Arowana Inc., a Cayman Islands exempted company (the “Issuer”). Except as set forth below, the disclosure in the Schedule 13D as originally filed remains unchanged. Only those items amended or supplemented are reported herein. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Schedule 13D as originally filed.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 10,859,000 Ordinary Shares outstanding as of June 9, 2016.

Item 3. Sources and Amount of Funds or Other Consideration.

Item 3 is hereby amended by appending the following:

On June 30, 2016, Panaga purchased 408,878 shares of Common Stock from The Octagon Foundation, an entity of which Mr. Chin is on the board of directors, in a private transaction for the same price originally paid for such shares by The Octagon Foundation. Also on June 30, 2016, Panaga purchased 56,000 Private Units from The Octagon Foundation in a private transaction at $10.00 per Private Unit (for an aggregate purchase price of $560,000), the same price originally paid for such Private Units by The Octagon Foundation.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by restating it in its entirety as follows:

The acquisitions reported on in this Schedule 13D were made for investment purposes. Mr. Chin and Panaga may acquire or dispose of additional securities of the Issuer from time to time in the market or in private transactions. Panaga holds an aggregate of 179,281 Warrants which will entitle it to purchase an aggregate of 89,641 Ordinary Shares of the Issuer once such Warrants become exercisable. Additionally, Panaga holds 179,281 Rights which will entitle it to receive 17,928 Ordinary Shares upon the Issuer’s consummation of a Business Combination. Except as described herein, neither Mr. Chin nor Panaga has any other agreements to acquire additional Ordinary Shares at this time.

As Chief Executive Officer and Chairman of the Issuer’s Board of Directors, Mr. Chin is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors. Additionally, as the Issuer’s business plan is to enter into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination (“Business Combination”), Mr. Chin, as Chief Executive Officer and Chairman, is actively involved in pursuing a suitable target for the Issuer’s Business Combination and will be actively involved in effecting any such Business Combination if the Issuer’s business plan is successful, which may also result in a change in the Issuer’s board of directors, corporate structure, charter or bylaws.

CUSIP No. G05011 104	SCHEDULE 13D	Page 5 of 6 Pages

Except as discussed above, neither Mr. Chin nor Panaga, have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by restating it in its entirety as follows:

Panaga is the beneficial owner of 1,416,138 Ordinary Shares of the Issuer or approximately 13.0 % of the Issuer’s outstanding Ordinary Shares. Panaga has sole voting and dispositive power over the shares it holds. This does not include (a) 17,928 Ordinary Shares issuable upon conversion of the 179,281 Rights of the Issuer held by Panaga or (b) 89,641 Ordinary Shares issuable upon the exercise of 179,281 Warrants of the Issuer held by Panaga.

Mr. Chin is a beneficiary of Panaga and one of the directors of the corporate trustee of Panaga. Accordingly he may be deemed to have voting and dispositive power over the shares held by Panaga. Mr. Chin disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that Mr. Chin is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.

In the last 60 days, neither Mr. Chin nor Panaga have effected any transactions of the Issuer’s Ordinary Shares, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

CUSIP No. G05011 104	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2016

/s/ Kevin T. Chin
Kevin T. Chin

THE PANAGA GROUP TRUST

By:	/s/ Kevin T. Chin
Kevin T. Chin
Director